

02021454

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51286

RECEIVED
MAR 1 1 2002
143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2001___ AND ENDING ___December 31, 2001___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRIME SOLUTIONS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17601 WEST 130TH STREET, SUITE 7
(No. and Street)

NORTH ROYALTON	OHIO	44133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VICTOR L. BULL   (440) 230-0400
                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED

McCURDY & ASSOCIATES CPA'S, INC.
(Name — if individual, state last, first, middle name)

MAR 2 2 2002

27955 CLEMENS ROAD	WESTLAKE	OHIO	44145
(Address)	(City)	(State)	

THOMSON FINANCIAL

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ VICTOR L. BULL _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ PRIME SOLUTIONS SECURITIES, INC. _____, as of _____ DECEMBER 31 _____, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____ No exceptions _____

_____

_____

_____
Signature

President
Title

_____
Notary Public
ANNE M. REINKOBER
Notary Public, State of Ohio, Cuy. Ctv.
My Commission Expires April 24, 2005

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Prime Solutions Securities, Inc.
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2001

CONTENTS



27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Auditors

To the Stockholders of
Prime Solutions Securities, Inc.

We have audited the accompanying statement of financial condition of Prime Solutions Securities, Inc. as of December 31, 2001, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime Solutions Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is prepared for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy & Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 22, 2002

Prime Solutions Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
AS OF
DECEMBER 31, 2001

Assets

Cash	$80,763
Commissions receivable	1,057
Prepaid expenses	8,393
Furniture and equipment at cost, less	
accumulated depreciation of $0	2,371
Total Assets	$92,584

Liabilities and Stockholders' Equity

Liabilities

Accounts payable	$ 265
Accrued employee benefit plan	4,170
Note payable	1,200
Commissions payable	6,635
Payroll payable	615
Deferred Federal income tax payable	739
Federal income tax payable	2,139
Total Liabilities	15,763

Stockholders' Equity

Common stock 500 authorized, 100	
issued and outstanding at $1 par value	100
Additional paid-in capital	60,500
Retained earnings	16,221
Total Stockholders' Equity	76,821
Total Liabilities and Stockholders' Equity	$92,584

The accompanying notes are an integral
part of these financial statements

Prime Solutions Securities, Inc.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues

Commissions	$428,634
Reimbursed expenses and fees	34,926
Interest income	781
Other income	18,821
Total Revenue	$483,162

Expenses

Commissions	346,476
Registration fees	15,025
Rent	10,895
Payroll expense	31,129
Other operating expenses	56,282
Total Expenses	459,807
Pretax Income	23,355
Federal income tax expense (benefit)	3,516
Net Income	$ 19,839

The accompanying notes are an integral
part of these financial statements

Prime Solutions Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings
Beginning Balances	$100	$60,500	$ (3,618)
Net income (loss) for the year	0	0	19,839
Contributed capital	0	0	0
Ending Balances	$100	$60,500	$ 16,221

The accompanying notes are an integral
part of these financial statements

4

Cash flows from operating activities:

Net income (loss)	$ 19,839
Cash provided by operating activities:	
Changes in:	
Accounts receivable	(1,057)
Prepaid expenses	(6)
Deferred federal income tax asset	1,172
Accounts payable	(300)
Accrued employee benefit plan	4,170
Deferred federal income tax liability	2,344
Net Cash Provided (Used) by Operating Activities	26,162

Cash flows from investing activities:

Purchase of office furniture	(2,371)
Net Cash Provided (Used) by Investing Activities	(2,371)

Cash flows from financing activities:

Net Cash Provided (Used) by Financing Activities	0

Net increase (decrease) in cash	23,791
Cash - Beginning Balance	56,972
Cash - Ending Balance	$ 80,763

Supplemental disclosures:

Interest paid	$ 0
Income taxes paid	$ 329

The accompanying notes are an integral
part of these financial statements

Note A - Organization and Operations

Prime Solutions Securities, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company does not carry customer accounts or securities. The Company registered with the Securities and Exchange Commission in 1998 and began doing business in 1999.

Note B -Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The income tax returns are prepared under the income tax method of accounting.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to accounting methods. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Management considers all accounts receivable to be collectible.

Office furniture is stated at cost and depreciated using the straight-line method over an estimated useful life of seven years.

Note C - Operating Lease

The Company leases its office space for $950 per month through December 31, 2002 with an option to renew for one year at the rate $1,000 per month.

Minimum lease payments due for the next five years follows:

2002	$11,400
2003	0
2004	0
2005	0
2006	0

Note D – Restricted Cash

The Company has $50,000 on deposit with Mesirow Financial, its clearing broker, which is restricted.

Note E - Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain minimum net capital, as defined under such rule. At December 31, 2001, the Company had net capital of $66,057 which was $61,057 in excess of its required net capital of $5,000. In addition, aggregate indebtedness, as defined, cannot exceed 1,500% of net capital. At December 31, 2001, the Company's percentage of aggregate indebtedness to net capital was approximately 23.86%

Note F - Exemption From Rule 15c3-3

The Company does not hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

Note G - Related Party Transactions

A director loaned the Company $1,200 in 1999. It is unsecured and carries no interest or repayment terms.

Note H – Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note I – Income Taxes

The provision for Federal income tax consists of the following components:

Currently due	$ 2,139
Deferred due to accounting method	1,377
Income tax provision (benefit)	$ 3,516

Note J – Employee Benefit Plan

Substantially all employees are covered under the simplified employee plan. The Company will make a contribution of $4,170 which was calculated as a percentage of each eligible employee's compensation.

Prime Solutions Securities, Inc.

ADDITIONAL INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

Prime Solutions Securities, Inc.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

Net Capital

Total stockholders' equity from statement of financial condition $76,821

Deductions and/or Charges:

Prepaid expenses	$8,393	
Office Furniture, net	2,371	
Total Deductions and/or Charges		10,764

Net Capital Before Haircuts on Security Positions 66,057

Haircuts on securities [computed pursuant to 15c3-1(f)] 0

Net Capital $66,057

Computation of aggregate indebtedness

Liabilities from statement of financial condition $15,763

Computation of basic net capital requirement

6 2/3% (.0667) of aggregate indebtedness $ 1,015

Minimum required net capital $ 5,000

Excess net capital $61,057

Percentage of aggregate indebtedness to net capital 23.86%

Excess net capital at 1,000% $64,481

Prime Solutions Securities, Inc.
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2001

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2001 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation follows:

	December 31, 2001
Net capital, as reported in Company's form X-17a-5, Part IIA	$78,149
Net audit adjustments	(12,092)
Net capital, as reported in Schedule I	$66,057

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information for Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

McCurdy & Associates CPA's, Inc.

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Supplementary Report
on Internal Control

To The Stockholders
Prime Solutions Securities, Inc.

In planning and performing our audit of the financial statements of Prime Solutions Securities, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy & Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 22, 2002

Financial Statements
and Additional Information

Prime Solutions Securities, Inc.

For the Year Ended December 31, 2001
With Report of Independent Auditors